UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Xplore Technologies Corp.

(Name of Subject Company (issuer))

Xplore Technologies Corp.

(Names of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

983950700

(CUSIP Number of Class of Securities)

Tom Wilkinson

Xplore Technologies Corp.

8601 RR 2222 Building II, Suite 100

Austin, TX 78730

(512) 336-7797

Copy to:

John Hempill

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

□     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Xplore Technologies Corp., a Delaware corporation (the “Company” or “Xplore”), with the Securities and Exchange Commission (the “SEC”) on July 17, 2018, as previously amended (as so amended, and as so amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Wolfdancer Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Zebra Technologies Corporation, a Delaware corporation (“Parent”), as disclosed in the Offer to Purchase, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(B) thereto (as amended or supplemented from time to time, the “Offer to Purchase”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company, at a price per Share equal to $6.00, net to the seller of such Shares in cash, without any interest and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Schedule TO-T, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(A) (as amended or supplemented from time to time, the “Schedule TO-T”), and the related Letter of Transmittal, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(C) (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and the Schedule TO-T, constitute the “Offer”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9

Item 4. The Solicitation or Recommendation.

1. Item 4 to the Schedule 14D-9 is hereby amended by adding the following before the last sentence of the first paragraph of the subsection entitled “Discounted Cash Flow Analysis”:

“Duff & Phelps utilized and relied upon the financial projections and assumptions provided by the Company’s management for purposes of its discounted cash flow analysis. The Company provided Duff & Phelps financial projections for the fiscal years ending March 31, 2019 through March 31, 2025, a summary of which is contained in the table below:

Xplore Technologies Seven Year Model
	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Revenue	$95,296,631	$120,017,039	$150,524,860	$172,453,989	$188,485,271	$197,929,431	$203,515,761
Gross Margin	$28,605,950	$37,165,884	$48,277,540	$56,105,609	$61,211,994	$63,922,429	$65,241,697
Adjusted EBITDA	$4,149,886	$10,574,704	$19,813,520	$23,411,189	$25,712,082	$27,187,457	$27,891,998

2. Item 4 to the Schedule 14D-9 is hereby amended by adding the following after the last sentence of the first paragraph of the subsection entitled “Discounted Cash Flow Analysis”:

“Duff & Phelps utilized the financial projections provided by the Company’s management to calculate projected unlevered free cash flows, as described below, in its discounted cash flow analysis, as displayed in the table below:

Xplore Technologies Seven Year Model
	FY 2019	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Free Cash Flow	$(2,172,177)	$5,279,021	$6,188,933	$13,147,662	$15,398,133	$17,103,718	$17,867,524

3. Item 4 to the Schedule 14D-9 is hereby amended by adding the following after the third sentence of the second paragraph of the subsection entitled “Discounted Cash Flow Analysis”:

“Duff & Phelps calculated a weighted average cost of capital for the Company’s existing product lines using a cost of equity derived from a capital asset pricing model ranging from 14.0% to 19.0%, a pre-tax cost of debt ranging from 6.5% to 7.5%, and a debt to capital ratio ranging from 10.0% to 20.0%.”

4. Item 4 to the Schedule 14D-9 is hereby amended by adding the following before the last sentence of the third paragraph of the subsection entitled “Miscellaneous”:

“Duff & Phelps’ fee did not exceed $250,000.”

Item 8. Additional Information.

Item 8 to the Schedule 14D-9 is hereby amended by inserting the following at the end of the subsection entitled “Legal Proceedings Related to the Offer and the Merger”:

On August 4, 2018, an additional putative class action was filed by a purported Xplore stockholder in the United States District Court for the District of Delaware, captioned Mencher v. Xplore Technologies Corp. et al., Case No. 1:99-mc-09999 (the “Mencher Complaint” and, together with the Complaint, the “Complaints”). Mr. Mencher purports to bring the litigation as a class action on behalf of the public stockholders of Xplore. The Complaint names as defendants the members of the Board and Xplore. The Mencher Complaint alleges that Xplore and the Board failed to disclose material information in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2018. The Complaint seeks, among other things, equitable relief, including to enjoin the closing of the Offer and the Merger, to rescind the Merger to the extent already implemented or grant the plaintiff rescissory damages, to direct the defendants to account for all damages incurred by plaintiff and the class and to award plaintiff’s costs, including attorney’s and expert’s fees.

While the Company and the Board firmly believe that both of the Complaints are without merit, in order to provide for the expeditious closing of the Offer and Merger and to eliminate the expense and distraction resulting from such lawsuits, on August 7, 2018, the parties to the class action lawsuits described in this Item 8 executed a memorandum of understanding (the “MOU”). Pursuant to the MOU, the Company is making the supplemental disclosures contained in this Amendment No. 2 to avoid the risk that the Complaints may delay or otherwise adversely affect the consummation of the Offer and Merger and to minimize the expense of defending such actions, and the plaintiffs in the Complaints will voluntarily dismiss with prejudice their individual claims as set forth in the Complaints and dismiss without prejudice the claims asserted therein on behalf of a purported class of Company stockholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xplore Technologies Corporation

By:     /s/ Tom Wilkinson

Tom Wilkinson

Chief Executive Officer

Dated: August 7, 2018